Exhibit (d)(7)

July 15, 2012

CONFIDENTIAL

Union Drilling, Inc.

4055 International Plaza, Suite 610

Fort Worth, Texas 76109

Re:	Exclusivity Agreement

Ladies	and Gentlemen:

Avista Capital Holdings, LP (“Buyer”) and Union Drilling, Inc. (the “Company”) are discussing a possible acquisition of the Company by Buyer (the “Potential Transaction”). To induce Buyer to proceed with its consideration of the Potential Transaction, and in consideration of the substantial expenditure of time and resources to be undertaken by Buyer in connection with the Potential Transaction, the Company hereby agrees as follows:

From the date of this letter through the Exclusivity End Date, the Company agrees that it will not, and will not permit its officers, directors, employees, shareholders, agents or representatives to, (i) solicit, initiate, encourage, conduct or engage in any discussions, or enter into any agreement or understanding, with any other person regarding the acquisition, directly or indirectly, of the Company or acquisition of a material portion of the Company’s assets or (ii) disclose any nonpublic information relating to the Company, or afford access to the properties, books or records of the Company, to any other person that may be considering acquiring the Company; provided that if at any time Buyer informs the Company that it no longer wishes to pursue the Potential Transaction, the prohibitions on the Company in this sentence shall terminate.

The “Exclusivity End Date” shall be July 29, 2012; provided that if on July 29, 2012, Buyer delivers a non-binding letter of intent to the Company stating its intention to acquire all outstanding shares of the Company common stock at a price of $6.50 per share and the Company determines, in its reasonable discretion, that substantial progress has been made with respect to (1) the negotiation of commitment letters regarding the financing of the Potential Transaction, (2) Buyer’s due diligence investigation of the Company and (3) negotiation of a merger agreement for the Potential Transaction, the Exclusivity End Date shall be extended to August 5, 2012.

Nothing in this letter shall be construed as an obligation of the parties hereto to enter into definitive documentation regarding the Potential Transaction. The parties agree that they would be irreparably injured by a breach of this letter by the other party and that the non-breaching party shall be entitled, in addition to any and all other remedies, to injunctive relief and specific performance. This letter will be governed by and construed in accordance with the laws of the State of Delaware, without regard to the conflict of law rules of such state. Any dispute arising out of this letter shall be submitted to the Delaware Chancery Court or, if such court shall not have jurisdiction, any federal court located in the State of Delaware or other Delaware state court, and Buyer and the Company hereby irrevocably agree to submit to the jurisdiction of such courts. This letter may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.

[Signature page follows]

Please confirm your agreement with the foregoing by signing a copy of this letter where indicated below and returning the same to the undersigned.

Sincerely yours, AVISTA CAPITAL HOLDINGS, LP

By:	/s/ Jeff Gunst
Name:	Jeff Gunst
Title:	Authorized Signatory

Accepted and Agreed: UNION DRILLING, INC.

By:	/s/ Christopher D. Strong
Name:	Christopher D. Strong
Title:	Pres. & CEO

[Signature Page to Exclusivity Letter]